Exhibit 99.1

   March 2022    A Pure - Play Tanker Company

 Disclosure  2  Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending," and similar expressions, terms, or phrases may identify forward-looking statements.The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for our vessels, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties

 Agenda  Section 2: Financial Presentation  3  Section 1: Company Overview

 Company Profile  4  Source: Company    Aframax Tankers  $36.5 million  Total Revenue in 2021  LTV  Target Net Loan to Value ratio  35%  Nasdaq: PSHG    Publicly Listed since 2011  Transitioned to pure tanker fleet, new management, simple corporate structure, new strategy implementation    $19.8 million   ESG   Dividend  Formula to calculate dividends  Management    Commercial Technical in House  Valuation  Trading at low valuation  Pure Tanker Company  Since October 2020   Face Value of Preferred Stock  Established Commercial  Relationships  Aligned Interests   Management & Shareholders  Driven

Experienced Senior Management

Name / Title	Biography
Aliki Paliou *Chairperson of the Board* 	▪ Director Performance Shipping Inc. since February 2020 ▪ Director, Vice-President and Treasurer of Unitized Ocean Transport Limited since January 2020 ▪ Previously Director and Treasurer of Alpha Sigma Shipping Corp. (2010-2015) ▪ B.A. in Fine Arts, Athens School of Fine Arts ▪ M.A. in Theatre Design, Central Saint Martins School of Art and Design, London
Andreas Michalopoulos *CEO, Director and Secretary* 	▪ Ex-CFO Performance Shipping Inc. (2010-2020) ▪ Ex-CFO Diana Shipping Inc. (2006-2020) ▪ Previous experience: Merrill Lynch, Nestle S.A. and McKinsey and Company ▪ MSc in Economics, MBA & Master's degree in Management Sciences specialized in Finance
Anthony Argyropoulos *CFO* 	▪ Managing Director, Seaborne Capital Advisors ▪ 20+ years investment banking & corporate finance experience ▪ Previously with Cantor Fitzgerald & Co and Jefferies & Company, Inc. in the United States ▪ MBA in Finance, Bentley College, Waltham Massachusetts

Source: Company

PERFORMANCE Shipping Inc. 5

 Fleet & Employment Profile  6  Vessel  Built  Shipyard  Size (DWT)  Type  Status  Special Survey passed  Next Special Survey  Employment   Blue Moon   2011  Sumitomo, Japan  104,623  Aframax  Delivered  Q1 2022  Q4 2026  Spot  Briolette   2011  Sumitomo, Japan  104,588  Aframax  Delivered  Q3 2021  Q2 2026  Pool   P. Yanbu   2011  Sumitomo, Japan  105,391  Aframax  Delivered  Q4 2020  Q4 2025  Pool  P. Fos   2007  Sasebo, Japan  115,577  Aframax  Delivered  Q4 2021  Q4 2026 (2)  Pool  P. Kikuma(1)  2007  Samsung,S. Korea  115,915  Aframax  Delivered  -  Q4 2022  Spot  Mid-point age, high specifications & quality assets under spot and pool charters  P. Kikuma’s estimated cost of special survey, drydock and ballast water treatment system installation is approximately $1.5 million   Target: another 5 tankers to be acquired in 12-24 months  Source: Company  (2) P. Fos and P. Kikuma are expected to further pass drydocking works in 2024 and 2025 respectively, based on regulations

Focused Business Strategy

Transparent company provides investors with low leverage variable dividend exposure to the tanker sector

Fleet Composition

- Growing sector presence - 2x fleet, 12-24 months
- High specifications & quality, reputable yards
- Mid-point age profile acquisitions ≈ 12 years
- Continued fleet renewal at specific intervals

Commercial Deployment

- Spot market focus, short to medium term charters
- Established commercial relationships
- Presence in all major markets
- East and west of Suez Canal

Financial Parameters

- Target net leverage below 35% LTV at incurrence
- Equity capital markets reliance for disciplined growth
- Reserves for fleet replacement & maintenance
- Cash to Common Shareholders through variable dividends

Management Transparency

- Expert in-house technical and commercial manager
- Majority independent BOD, transparent corporate structure
- Management major stakeholder, one class common stock, one Series Preferred Stock
- ESG efforts, strive towards sustainable development goals

Source: Company

PERFORMANCE Shipping Inc.
7

Technical & Commercial Management

Technical & Commercial Manager, Unitized Ocean Transport Limited (UOT) our Wholly-Owned Subsidiary

Established efficient operations with low vessel operating expenses

We fully fund all commercial and technical services provided by UOT

Full-Service Platform Services

- Chartering
- Operations
- Insurance/Claims
- Technical
- Purchasing
- Crewing
- Quality Assurance
- Finance
- Accounting/Reporting
- Legal
- S&P

Access to Top-Tier Charterers

أرامكو السعودية saudi aramco, bp, TOTAL, UNIPEC, ExxonMobil, PetroChina, CHEMCHINA, BR PETROBRAS, REPSOL

Key Professionals

- Mr. Ioannis Karagiannis – Commercial Director
- Captain Nikolaos Gavalas – Operations Director
- Captain Panos Chatzikyriakos – HSQE Director
- Mr. Argyris L. Chachalis – Technical Director

Source: Company.

PERFORMANCE Shipping Inc.

8

Agenda  Section 2: Financial Presentation  9  Section 1: Company Overview

 Summary Selected Financial & Other Data  10  Source: Company  The table below, illustrates our consolidated statements of operations and other data for the 4th quarter of 2021 and the full 2021 fiscal year  Basic and dilutedOperating days include ballast leg

 Debt Description  11  Source: Company  Vessel  Debt Drawdown($m)  Debt Outstanding (December 31, 2021)  Annual Repayment($m)  Interest Rate  Maturity   Blue Moon  16.5  12.1  1.77  L + 2.75%  Jul 2024  Briolette  16.5  12.3  1.96  L + 2.75%  Jul 2024  P. Yanbu   8.8  7.8  0.98  L + 2.85%  Dec 2024  P. Fos  10.6  9.0  1.60  L + 2.85%  Dec 2024  P. Kikuma  10.6  9.0  1.60  L + 2.85%  Dec 2024  TOTAL  63.0  50.2  7.91  -  -  Bank Relationships  Indebtedness exclusively comprising of efficient secured amortizing loan from relationship banks, with annual repayment and 2H 2024 maturity

 Solid Balance Sheet  12    Dec 31, 2020  Dec 31, 2021    Actual  Actual  # of Tankers  5  5  Asset Value (1)  $96.6m  $116.5m  AV / Ship  $19.3m  $23.3m  Bank Debt (2)  $58.1m  $50.2m  Cash  $21.4m  $9.6m  Net Bank Debt  $36.7m  $40.6m  LTV  60.1%  43.1%  Net LTV  37.9%  34.9%  Preferred Stock Value (3)  $0.0m  $19.8m  Net Asset Value  $59.9m  $56.1m  NAV / Common Share  $11.8  $23.0  Source: Company  Solid balance sheet targeting leverage at incurrence < 35% net LTV   Company estimate [Based on independent broker valuation]Principal balance, secured and guaranteedSeries B Preferred Stock, the majority of which is held by our Chairperson, Ms. Aliki Paliou, has $19.8 million total face value   (3)

 Equity Capital Markets  13  Source: Company  Capital Markets   Exchange  Nasdaq  Category  Capital Market  Ticker  PSHG  Outstanding Common Shares  2,438,477  Indicative Share Price  $3.0  Market Capitalization  $7.3m  Enterprise Value  $67.7m  EV / Ship  $13.5m  Company has one class of Common Shares (Nasdaq: PSHG) trading modestly above cash, much below replacement cost and at very deep discount to net asset value  Average Daily Trading Volume (last 30 days)  # Common Shares  34,377  $ Value  $103,909  Our Series B Preferred Shares are not listed on any nationally recognized stock exchange, and we do not intend to seek a listing for them

 Preferred Stock  14  Source: Company  In January 2022, the Company issued Series B Convertible Cumulative Perpetual Preferred Stock  Series B Convertible Cumulative Perpetual Preferred Stock  # Shares Outstanding  793,657  $ Value  $19.8m  Liquidation Preference  $25.0  Dividend (payable quarterly, cumulative)  4.0% per annum of the $25.0 liquidation preference (in cash or common shares at Company’s option)  Voting Rights  No Vote   Conversion Rights  For cash consideration of $7.5 per share, each Series B Preferred Share converts into two Series C Preferred Shares (first possible conversion date on the 3rd of February 2023 for a period of 30 days)  Redemption Rights  Company may, at any time, on or after the 15-month anniversary of the Original Issue Date, redeem the shares at $25.0 per share  (1) Adjusted for any stock splits, reverse stock splits or stock dividends in each case, occurring on or after the date of original issuance of the Series B Preferred Shares. The conversion price shall be adjusted to the lowest price of issuance of Common Stock by the Company for any registered offering following the original issuance of Series B Preferred Shares, provided that, such adjusted conversion price shall not be less than $0.50.   In case that every Preferred Shareholder converts his Series B Preferred Shares to Series C Preferred Shares, the Company’s liquidity would be enhanced by an aggregate cash amount of approximately $6.0 million at the beginning of 2023  The Series C Preferred Shareholders will be entitled to 5.0% dividend yield (paid in cash or common shares at the Company’s option)  The Series C Preferred Shares will be convertible back into Common Shares at a conversion price equal to $5.5 per Common Share, at the option of the holder and after 6 months from the date of their issuance  (1)

 Historical Rates vs Cash Break-even  15  Source: Company  Indicative Run Rate Cash Break-even  Amounts in millions except daily figures  5 Ships  10 Ships  DAILY OPEX  $7,000  $7,000  OWNERSHIP DAYS  1,825  3,650  FLEET OPEX  $12.8  $25.5  G&A EXPENSES  $5.7  $6.5  DEBT REPAYMENT (1)  $7.9  $11.4  INTEREST EXPENSE (2)  $1.5  $2.8  MAINTENANCE RESERVE  $1.7  $3.5  TOTAL OUTFLOWS  $29.6  $49.8  DAILY CASHBREAK-EVEN RATE  $16,239  $13,634  The above figures do not include non-cash items which will result in differences with actual reported results Debt repayment for 10 ships based on additional $35m debt with repayment profile similar to the existing term loansBased on debt outstanding balance as of 12/31/2021 and LIBOR at 0.50%  Expected daily cash break-even rate per vessel (5 Aframax fleet)   Further fleet expansion from 5 to 10 vessels over next 12 - 24 months expected to reduce daily cash break-even level above which we generate cashflow available for dividends  High and Low represent one standard deviation

     Through Cycle Value Generation  16  We used the trailing 5-year historical Aframax spot charter rates (Q1/2017 – Q4/2021) and assumed all vessels operated in the spot market incurring the expenses in our indicative run rate break-even table, to determine quarterly cash flows that may have been available for dividends to common shareholders after higher of capital costs or replacement reserves and after maintenance reserves When we exceed our cash break-even level, we pay any preferred dividends in cash. Otherwise, we assume that the dividends are paid in shares of common stock  $15.8m  $6.9m  $0.3m  Cash Break-even $16,239 $13,634  -$3.9m  -$5.9m  Quarterly FCF 5 Tankers  Quarterly FCF 10 Tankers  6 Quarters   $34.2m  $16.3m  $3.2m  Highest $52,853  Average $17,294   High $32,710  -$5.4m  -$9.4m  14 Quarters  Low $8,000   Lowest $3,479        8 Quarters    12 Quarters   Source: Company  Results are hypothetical and may not be repeated in the future    Pro forma a 10-tanker fleet, charter rates above our break-even levels generating multiples of quarterly cash flow compared to those below break-even levels

   Dividend Policy – Quarterly Calcs  17  The company expects to pay dividends only if during the preceding quarter both Quarterly Cash Flow and Quarter End Excess Cash are positiveQuarter End Excess Cash is defined as actual end of quarter Cash and Cash Equivalents over Minimum Cash Threshold. Minimum Cash Threshold is defined as the sum of $5.0m minimum liquidity pursuant to the loan agreements and $1.5m per vesselQuarterly Cash Flow is defined as voyage and time charter revenues less voyage expenses, less vessel operating expenses, less general and administrative expenses, less - the greater of i) net interest expense and repayment of debt or ii) fleet replacement reserves - and less maintenance reserves for the fleetThe quarterly dividend payments, if any, are expected to be based on a pay-out ratio of the lower of i) Quarterly Cash Flow and ii) Quarter End Excess CashWe expect the payout ratio of 50% to increase as the company leverage decreases – maximum 90% if leverage (total debt/equity market capitalization) is <10%  Source: Company

 Attractive Equity Story  18  Performance Shipping is a compelling play on a tanker vessel recovery   1  2  3  4  5  6  7  Source: Company